

Supplemental Information
First Quarter 2009 Earnings Call

Reconciliation of GAAP to Adjusted Net Loss
Q1 2009

($ in millions after tax, except per share)



Q1 2009 Adjusted EBITDA* Performance

($ in millions)



* Refer to page 10 for Reconciliation of GAAP Net Loss to EBITDA and adjusted EBITDA for the quarters ended March 31, 2009 and 2008. Segment EBITDA is calculated by adding the segment's Depreciation and amortization to its reported Operating (loss) income, which excludes Restructuring charges. Consolidated adjusted EBITDA also excludes $28.9M of non-cash co-investment charges in 2009.

JONES LANG LASALLE®

Q1 2009 Revenue Performance

($ in millions; "LC"=Local Currency)



Note: Equity losses of $2.2M in 2008 and $32.0M in 2009 are included in segment results, however, are excluded from Consolidated totals.

Q1 2009 Capital Markets and Hotels Revenue

($ in millions; "LC"=Local Currency)





Q1 2009 Leasing Revenue

($ in millions; "LC"=Local Currency)





Q1 2009 LIM Revenue

($ in millions; "LC"=Local Currency)





Notes:

- LIM Q1 2009 Impairment charges of $28.6M included in Equity Losses

- No Impairment charges taken in Q1 2008

- n.m. – not meaningful

Income Statement and Balance Sheet Cost Actions
2008 and Q1 2009

Income Statement Actions

- Base Compensation and Benefits ~ $100M annualized savings
  - Staffing reductions of ~ 10% across the Firm (~1,400 people)
  - Cumulative severance-related restructuring charges of ~ $40M with a 3 to 6 month payback
  - Variable compensation actions add savings in addition to those from base compensation and benefits
- Variable Operating Expenses ~ projected $50M savings in 2009
  - Discretionary spend reductions to save net $50M on a local currency basis after absorbing acquisitions
    - Savings expected primarily in T&E, Professional Fees, Marketing and Training
  - Partially offset by new gross facilities management contracts and occupancy costs

Balance Sheet Actions

- Capital expenditures ~ $60M savings
  - Full year planned cash spend reduced to less than $45M for 2009
- Dividend reduction in Q2 2009
  - $0.10 per share compared with $0.25 per share in Q4 2008

Note: Reductions in personnel percentages are based upon the population of non-reimbursed employees

JONES LANG
LASALLE®

Debt Covenants

($ in millions)

Leverage Ratio Calculation:	March 31, 2009	December 31, 2008
Credit Facilities	$ 496	$ 484
Deferred Business Acquisition Obligations	377	385
Other - Letters of Credit, etc.	18	30
Total	$ 891	$ 899
Reported EBITDA* (trailing twelve months)	$ 177	$ 233
Bank Covenant Add-backs:		
Pre-December 2008 Amendment	117	128
Post-December 2008 Amendment	86	40
Adjusted EBITDA	$ 380	$ 401
Leverage Ratio	2.34x	2.24x
Maximum	3.50x	3.50x
Cash Interest Coverage Ratio:		
Calculated	3.33x	3.69x
Minimum	2.00x	2.00x

*Refer to page 10 for Reconciliation of GAAP Net Loss to EBITDA and Adjusted EBITDA for the quarter ended March 31, 2009.

JONES LANG
LASALLE®

Reconciliation of GAAP Net (Loss) Income to EBITDA and Adjusted EBITDA

($ in millions)

	Three Months Ended March 31,	
	2009	2008
Net (loss) income	(61.5)	$2.8
Add (deduct):		
Interest expense, net of interest income	12.8	1.2
(Benefit) Provision for income taxes	(10.8)	1.1
Depreciation and amortization	24.5	16.5
EBITDA	**(35.0)**	**$21.6**
Non-cash co-investment charges	28.9	-
Restructuring	17.0	-
Adjusted EBITDA	**10.9**	**21.6**

Global Corporate Solutions
Representative 2009 wins

Global / Multi-regional
AstraZeneca
Iron Mountain
Philips
Smith Group plc
...and others

Americas
Amgen
Grupo Salinas
Microsoft
SunTrust
T-Mobile
...and others

Asia Pacific
Ericsson
Nokia
Suncorp
...and others

22 new wins in Q1 2009 compared with 14 in Q1 2008

JONES LANG LASALLE®